FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

February 25, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 25, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and Marketwire.

Item 4.	Summary of Material Change

The Issuer has revised the two private placement financings originally announced on February 5, 2008.

Item 5.	Full Description of Material Change

The Issuer reports that it has revised the numbers of securities to be issued in the brokered and non-brokered private placements originally announced on February 5, 2008.

Brokered Private Placement

The brokered private placement with the placement agent (the “Agent”) will now be for up to 5,150,000 Units (the “Units”) to raise gross proceeds of up to $5,665,000.  The Units are priced at $1.10 per Unit and each Unit will consist of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant (a “Warrant”) will entitle the holder to subscribe for one additional common share at a price of $1.50 for a period of 24 months from the date of closing.

As consideration for acting as agent, the Agent will be paid, on closing, a cash commission of 8% of the total proceeds raised in the brokered private placement, and will be issued agent’s warrants (“Agent’s Warrants”) equal to 10% of the Units issued in the brokered private placement.  Each Agent’s Warrant will be exercisable to acquire one common share for a period of 24 months from the closing at a price of $1.35.  In addition, the Agent will receive a corporate finance fee payable in Units.

Completion of the brokered private placement is subject to the completion of satisfactory due diligence by the Agent with respect to the Issuer, completion and execution of appropriate documentation, receipt of subscriptions, acceptance for filing by the TSX and AMEX on behalf of the Issuer and receipt of any required regulatory approvals.

Non-Brokered Private Placement

The non-brokered private placement will now be for up to 2,351,000 units (“NB Units”) to raise gross proceeds of up to $2,586,100.  The NB Units have the same terms as the Units.  The Issuer has agreed to pay a finder’s fee consisting of cash in the amount of 8% of the total proceeds raised in the non-brokered private placement, and finder’s warrants (“Finder’s Warrants”) equal to 10% of the Units issued in the non-brokered private placement.  Each Finder’s Warrant will be exercisable to acquire one common share for a period of 24 months from the closing at a price of $1.35.  Completion of the non-brokered private placement is subject to the acceptance for filing thereof by the TSX and AMEX on behalf of the Issuer and receipt of any required regulatory approvals.

Closing of private placements is anticipated to be on February 27, 2008.  All of the securities issued in the private placements will have a hold period in Canada of four months from the closing date.

The net proceeds of the private placements are intended to be used to fund work programs on the Issuer’s Pampa El Toro Iron Sands and Pampa de Pongo Iron Projects in Peru, for exploration programs on its properties in Argentina and Mexico, and for ongoing generative work and general working capital purposes.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the proposed terms and amounts of private placement financings, the anticipated completion of the planned private placement financings and the intended use of the proceeds thereof.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, significant price fluctuations in the marketplace for equity securities (including those of the Issuer) which may cause potential investors to refuse to complete the announced financings, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Issuer’s most recent annual information form and 40F annual report filed with the Canadian and U.S. securities regulators, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer;s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

February 26, 2008